UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated March 28, 2017.

Buenos Aires, March 28, 2017

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

RE: Irrevocable Capital Contribution – RELEVANT MATTER

To whom it may concern,

In my capacity as Responsible for Market Relations, I am pleased to inform you that, on this day, the Board of Directors of Grupo Supervielle S.A. (hereinafter, the “Company”) has approved the signing of an agreement with Mr. Julio Patricio Supervielle, controlling shareholder of the Company, by means of which Mr. Julio Patricio Supervielle, subject to certain conditions, will make an in-kind contribution to the Company of 7,672,412 non-endorsable ordinary registered shares of Sofital S.A.F. e I.I. (hereinafter, “Sofital”) of his property at a face value of AR$ 1 each and one vote per share (hereinafter, “In-kind Contribution”) (the “In-kind Contribution Agreement”).

The enforceability of such In-kind Contribution is subject to the Shareholders’ Meeting decision on both the capitalization of such contribution and the increase of the capital stock in up to AR$8,032,032, accounting for up to 8,032,032 ordinary registered Class B shares of the Company, and the compliance of any requirement for the valid issuance of shares of the Company resulting from the capital stock increase that the Shareholders’ Meeting will eventually approve.

Such In-kind Contribution was valued by KPMG for a total amount of AR$ 215,671,493. The subscription price of the shares to be issued following the capital stock increase resulting from its capitalization, in accordance with its market value, was set in AR$ 49.91 per share, implying an exchange ratio, equivalent to 0.5621378 shares of Sofital per share of the Company. In turn, over the course of a meeting held today, the Company’s Audit Committee had no objection either to the calculation methodology to determine the valuation of such In-kind Contribution, or to the terms of the operation, as they are suitable to the normal and regular conditions of the market.

Upon the compliance of all conditions as established in the In-kind Contribution Agreement and the execution of such In-kind Contribution, the contributor shall be entitled to receive 4,321,208 Class B shares of the Company, taking in consideration the In-kind Contribution valuation and exchange ratio previously mentioned, that will represent 53.8% of the total increase, as this percentage is the current shareholding of the contributor in the Company, without detriment to the shareholders’ preemptive rights and rights to accretion in relation with the capital stock increase, following the eventual capitalization of the In-kind Contribution.

Without further ado, I greet you attentively.

Yours faithfully, _______________________ Attorney in Fact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 29, 2017.	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton.
	Title:	Chief Financial Officer.